UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 22, 2023 (May 21, 2023)

PDC Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37419	95-2636730
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1099 18th Street, Suite 1500

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 860-5800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PDCE	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 21, 2023, PDC Energy, Inc. (the “Company” or “PDC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chevron Corporation (“Chevron”) and Bronco Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron (“Merger Subsidiary”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into PDC, with PDC surviving and continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Chevron (such transaction, the “Merger”).

At the Effective Time (as such term is defined in the Merger Agreement), each outstanding share of common stock of PDC, par value $0.01 per share (the “Company Common Stock”), will be converted into the right to receive 0.4638 (the “Exchange Ratio”) of a share of common stock of Chevron, par value $0.75 per share (“Chevron Common Stock”), plus cash in lieu of any fractional shares of Chevron Common Stock that otherwise would have been issued (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, awards of PDC (a) stock appreciation rights, restricted stock units (other than restricted stock units held by the Company’s directors), and performance stock units (other than performance stock units granted in calendar year 2021) will convert into similar awards of Chevron based on the Exchange Ratio and (b) restricted stock units held by the Company’s directors and performance stock units granted in calendar year 2021 will be canceled and converted into the right to receive the number of shares of Chevron Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Company Common Stock underlying the applicable award. With respect to all performance stock units, applicable performance-based vesting conditions will be determined to be achieved at actual performance as of the closing.

The board of directors of PDC has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by PDC stockholders, who will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval from PDC stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Merger, (3) the absence of any order or law prohibiting consummation of the Merger, (4) the effectiveness of the Registration Statement on Form S-4 to be filed by Chevron pursuant to which the shares of Chevron Common Stock to be issued in connection with the Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and (5) the authorization for listing on the New York Stock Exchange of the shares of Chevron Common Stock to be issued in connection with the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party having performed in all material respects its obligations under the Merger Agreement and the other party’s representations and warranties in the Merger Agreement being true and correct (subject to certain materiality qualifiers).

The Merger Agreement contains customary representations and warranties of PDC and Chevron relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of PDC and Chevron, including a covenant of PDC relating to using all reasonable best efforts to conduct its business in the ordinary course, subject to certain exceptions, and covenants of each party to refrain from taking certain actions without the other party’s consent. PDC and Chevron also agreed to use their respective reasonable best efforts to cause the Merger to be consummated, to avoid or eliminate impediments under any antitrust laws, and to obtain expiration or termination of the waiting period under the HSR Act and other applicable regulatory approvals, subject to certain exceptions.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, PDC is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, provide non-public information to third parties and engage in negotiations with third parties regarding alternative acquisition proposals, subject to exceptions.

The Merger Agreement contains termination rights for each of PDC and Chevron, including, among others, (1) if the consummation of the Merger does not occur on or before May 22, 2024 (the “End Date”); except that if the Effective Time has not occurred by May 22, 2024 due to the fact that all required applicable regulatory approvals have not been obtained but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived, the End Date will automatically be extended to November 26, 2024; and (2) subject to certain conditions, if PDC wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including the termination by Chevron in the event of a change of recommendation by the board of directors of PDC or by PDC in order to enter into a definitive agreement with respect to a Superior Proposal, PDC would be required to pay Chevron a termination fee of $225,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein. The parties expect to file the registration statement on Form S-4 containing Chevron’s preliminary prospectus and PDC’s preliminary proxy statement with the SEC within 30 days of signing the Merger Agreement.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about PDC or Chevron. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PDC’s public disclosures.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 21, 2023, by and among Chevron Corporation, Bronco Merger Sub Inc., and PDC Energy, Inc.†
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 22, 2023	PDC ENERGY, INC.

	By:	/s/ Nicole Martinet
	Name:	Nicole Martinet
	Title:	General Counsel, Senior Vice President and Corporate Secretary